Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 25, 2019

Registration Statement No. 333-232517

Clear Channel Outdoor Holdings, Inc.

100,000,000 Shares of Common Stock

The following information supplements the Issuer’s Preliminary Prospectus Supplement dated July 22, 2019 (the “Preliminary Prospectus Supplement”).

Issuer:	Clear Channel Outdoor Holdings, Inc. (“we,” “us,” “our” or the “Issuer”)

Common stock offered:	100,000,000

Common stock outstanding immediately after this offering(1):	465,920,867 shares (or 480,920,867 shares if the underwriters’ option to purchase additional shares is exercised in full).

Option to purchase additional shares:	We have granted the underwriters a 30-day option to purchase up to 15,000,000 additional shares of common stock from us at the public offering price less the underwriting discount.

Public Offering Price:	$3.50 per share.

Use of proceeds:

We estimate that we will receive net proceeds from this offering of approximately $333.5 million, or $383.7 million if the underwriters exercise their option to purchase additional shares of common stock from us in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with cash on hand, to redeem approximately $333.5 million aggregate principal amount of the 9.25% Senior Subordinated Notes due 2024 (the “CCWH Notes”) of Clear Channel Worldwide Holdings, Inc., a subsidiary of ours, at a price of 103% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. If the underwriters exercise their option to purchase additional shares in full, we intend to use the net proceeds from the exercise, together with cash on hand, to redeem an additional approximately $50.2 million aggregate principal amount of CCWH Notes at a price of 103% of the principal amount thereof plus accrued and unpaid interest to the redemption date.

Joint Bookrunners:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-managers:	Barrington Research Associates, Inc. BofA Securities, Inc. Cowen and Company, LLC Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. SunTrust Robinson Humphrey, Inc. WR Securities, LLC

(1)	Based on the number of shares of common stock outstanding at June 30, 2019.

Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

We have been informed that on July 25, 2019, Morgan Stanley & Co. LLC, on behalf of the underwriters of this offering, purchased 11,100 shares of common stock, at an average price of $3.35 per share, in stabilizing transactions in accordance with Regulation M promulgated under the Securities and Exchange Act of 1934, as amended.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request them from Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by phone at (866) 718-1649; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by phone at 1-866-803-9204; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or via email: Barclaysprospectus@broadridge.com, or via phone: 1-888- 603-5847; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or via email at prospectus@citi.com, or by phone at 1-800-831-9146; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, or via email at cmclientsupport@wellsfargo.com, or by phone at 1-800-326-5897.

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